Structured Investments
Opportunities in Equities

December 2006 – January 2007

Preliminary Terms No. 163 / Registration Statement No. 333-131266 / Dated January 4, 2007 / Filed pursuant to Rule 433

Protected Absolute Return Barrier Notes due July 20, 2008
Based on the Value of the S&P 500® Index

Protected Absolute Return Barrier Notes provide principal protection as well as potential appreciation based on the absolute return of an underlying index, but only if the index remains within a specified range at all times during the term of the Notes. The return is based on the absolute return of the index. Consequently, you will receive a positive return whether the value of the index at maturity is higher or lower than the initial index value, as long as the value of the index remains within the specified range at all times.

S U M M AR Y T E R M S
Issued By:	Morgan Stanley
Issue Price:	$10
Stated Principal Amount:	$10
Expected Pricing Date:	January __, 2007
Expected Settlement Date:	January __, 2007
Maturity:	July 20, 2008
Underlying Index:	The S&P 500® Index (the “Index”)
Interest:	None
Maturity Redemption Amount:	$10 + Supplemental Redemption Amount (if any)
Maximum Payment at Maturity:	$11.80-$12.00 (118%-120% of the Stated Principal Amount). The actual Maximum Payment at Maturity will be determined on the Pricing Date.
Supplemental Redemption Amount:	•	If at all times during the Observation Period the Index Value is within the Index Range, $10 times the Absolute Index Return; or
	•	If at any time on any day during the Observation Period the Index Value is outside the Index Range, $0.
Observation Period:	The period of regular trading hours on each day on and including the day following the Pricing Date and ending on and including the Index Valuation Date.
Index Value:	At any time during the Observation Period, the value of the Index at such time on such day.
Index Range:	Any value of the Index that is:
•	Greater than or equal to: (Initial Index Value x 80%-82%); and
•	Less than or equal to (Initial Index Value x 118%–120%)
The actual lower and upper limits of the Index Range will be determined on the Pricing Date.
Absolute Index Return:	Absolute value of: (Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value:	The closing value of the Index on the Pricing Date
Final Index Value:	The closing value of the Index on the Index Valuation Date
Index Valuation Date:	July 17, 2008

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 163, dated December 29, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Investment Overview

Protected Absolute Return Barrier Notes

The Notes provide principal protection as well as potential appreciation based on the absolute return of an index subject to a maximum payment at maturity, but the Notes will pay no return unless the underlying index has stayed within a specified range over the term of the Notes. Investors who want to capitalize on positive or negative movements in the underlying index within the specified range can use the Notes to gain this exposure while protecting 100% of their principal at maturity.

S&P 500® Index

Standard and Poor’s 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

License Agreement between Standard & Poor’s® and Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®” and “S&P 500® Index” are trademarks of Standard & Poor’s Corporation and have been licensed for use by Morgan Stanley. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

Information as of market close on January 2, 2007

Ticker:	SPX
Current Index Value:	1,418.30
52 Week High (on 12/18/2006):	1,431.81
52 Week Low (on 06/14/2006):	1,219.29
Current Dividend Yield:	1.80%

December 2006 – January 2007	Page 1

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for appreciation of up to 18%-20% whether the Index goes up or down, as long as the Index has remained within the Index Range at all times during the Observation Period.

Best Case Scenario

The Index Value remains within the Index Range at all times during the Observation Period and investors receive $10 times the Absolute Index Return, subject to the maximum payment at maturity of $11.80-$12.00 (118%-120%) per Note. Investors will maximize profits if at maturity the Index has appreciated or depreciated by 18%-20% and the Index has remained within the Index Range at all times during the Observation Period.

Worst Case Scenario

The Index Value is outside the Index Range at any time on any day during the Observation Period and investors only receive the principal amount of their investment at maturity. The Notes are 100% principal protected.

Summary of Selected Key Risks (see page 9)

■	Structure Related Risks
	o	No interest payments
	o	No guaranteed Supplemental Redemption Amount
	o	Appreciation potential is limited
	o	Market value of Notes may decline
■	Index Related Risks
	o	Adjustments to the Index could adversely affect the value of the Notes
■	Secondary Market Related Risks
	o	Market price of the Notes will be influenced by many unpredictable factors
	o	Secondary trading may be limited
	o	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
	o	Hedging and trading activity could potentially affect the value of the Notes
■	Other Risks
	o	Economic interests of the calculation agent may be potentially adverse to investor interests
	o	Investing in the Notes is not equivalent to investing in the Index
	o	Issuer credit risk
	o	U.S. federal income tax consequences of an investment in the Notes

December 2006 – January 2007	Page 2

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Fact Sheet

The Notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $10 Stated Principal Amount of Notes that the investor holds, the $10 Stated Principal Amount, as well as the potential for appreciation based on whether the Index has remained within the Index Range at all times during the Observation Period.

Expected Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:
January , 2007	January , 2007 (5 trading days after the Pricing Date)	July 20, 2008, subject to postponement

Key Terms
Issuer:	Morgan Stanley
Underlying Index:	The S&P 500® Index (the “Index”)
Issue Price:

$10 per Note.
The Notes will be issued at $10 per Note and the agent’s commissions will be $0.175 per Note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of Notes will be $9.9625 per Note and $0.1375 per Note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of Notes will be $9.9438 per Note and $0.11875 per Note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of Notes will be $9.925 per Note and $0.10 per Note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the Notes distributed by such dealers.

Stated Principal Amount:	$10
Interest:	None
Maturity Redemption Amount:	$10 principal amount plus the Supplemental Redemption Amount (if any)
Supplemental Redemption Amount:	■	If at all times during the Observation Period the Index Value is within the Index Range, $10 times the Absolute Index Return; or
	■	If at any time on any day during the Observation Period the Index Value is outside the Index Range, $0.
Observation Period:	The period of regular trading hours on each day on and including the day following the Pricing Date and ending on and including the Index Valuation Date.
Index Value:	At any time during the Observation Period, the value of the Index at such time on such day
Index Range:	Any value of the Index that is:
■	Greater than or equal to: (Initial Index Value x 80%-82%); and
■	Less than or equal to (Initial Index Value x 118%–120%)
The actual lower and upper limits will be determined on the Pricing Date.
Absolute Index Return:	Absolute value of: (Final Index Value – Initial Index Value) / Initial Index Value
Initial Index Value:	The closing value of the Index on the Pricing Date
Final Index Value:	The closing value of the Index on the Index Valuation Date
Index Valuation Date:	July 17, 2008

December 2006 – January 2007	Page 3

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

General Information

Listing:

Application will be made to list the Notes on the American Stock Exchange (“AMEX”) under the ticker symbol “AZB”, subject to meeting the listing requirements. If accepted for listing, the Notes will begin trading the day after the Pricing Date.

CUSIP:	61750V790
Minimum Ticketing Size:	100 Notes
Tax Consideration:

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield of the Notes even though no stated interest will be paid on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.

Please read the discussion under “Risk Factors” herein and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

December 2006 – January 2007	Page 4

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Hypothetical Payments at Maturity

     The table below illustrates the payment at maturity (including, where relevant, the payment of the Supplemental Redemption Amount) for a $10 Stated Principal Amount Note for a hypothetical range of performance for the index return from -100% to +100% and assumes a hypothetical Initial Index Value of 1,416.90 and a hypothetical Index Range which includes all Index Values greater than or equal to the Initial Index Value times 81% and less than or equal to the Initial Index Value times 119% (the actual Initial Index Value and Index Range will be determined on the Pricing Date). In this example the Index must move by more than 20% in either direction from the Initial Index Value before we would not pay you a Supplemental Redemption Amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
2,833.80	100.00%	$0.00	$10.00	0.00%
2,479.58	75.00%	$0.00	$10.00	0.00%
1,771.13	25.00%	$0.00	$10.00	0.00%
1,686.11	19.00%	$1.90	$11.90	19.00%
1,643.60	16.00%	$1.60	$11.60	16.00%
1,586.93	12.00%	$1.20	$11.20	12.00%
1,530.25	8.00%	$0.80	$10.80	8.00%
1,473.58	4.00%	$0.40	$10.40	4.00%
1,416.90	0.00%	$0.00	$10.00	0.00%
1,360.22	-4.00%	$0.40	$10.40	4.00%
1,303.55	-8.00%	$0.80	$10.80	8.00%
1,246.87	-12.00%	$1.20	$11.20	12.00%
1,190.20	-16.00%	$1.60	$11.60	16.00%
1,147.69	-19.00%	$1.90	$11.90	19.00%
1,062.68	-25.00%	$0.00	$10.00	0.00%
708.45	-50.00%	$0.00	$10.00	0.00%
0.00	-100.00%	$0.00	$10.00	0.00%

December 2006 – January 2007	Page 5

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

How the Protected Absolute Return Barrier Notes Work

At maturity, the Notes will pay at least 100% of the Stated Principal Amount and have the potential to pay a Supplemental Redemption Amount based on the value of the Index at the end of the Observation Period if the Index has remained within the Index Range throughout the entire Observation Period.

The following payment examples review the potential returns on the Notes at maturity based on the data table above.

Payment Example 1

The level of the Index increases by 12% from the Initial Index Value of 1,416.90 to a Final Index Value of 1,586.93, and the Index Value remains within the Index Range at all times throughout the Observation Period. Accordingly, the Supplemental Redemption Amount is equal to:

$10.00 x absolute value of [(1,586.93 – 1,416.90) / 1,416.90] = $1.20

Payment Example 2

The level of the Index decreases by 10% from the Initial Index Value of 1,416.90 to a Final Index Value of 1,275.21, and the Index Value remains within the Index Range at all times throughout the Observation Period. Accordingly, the Supplemental Redemption Amount is equal to:

$10.00 x absolute value of [(1,275.21 – 1,416.90) / 1,416.90] = $1.00

Payment Example 3

The Index Value moves outside the Index Range at any time during the Observation Period. Because the Index Value has moved outside the Index Range, the Supplemental Redemption Amount is equal to $0, and the final payment at maturity is only equal to $10 per Note regardless of the Final Index Value.

December 2006 – January 2007	Page 6

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Historical Information

The following table presents the published high and low closing values of the Index from January 2002-through January 2, 2007. The closing value of the Index on January 2, 2007 was 1,418.30. The Issuer obtained the closing value and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical values of the Index as an indication of future performance.

	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,300.25
Second Quarter	1,325.76	1,223.69	1,272.87
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter (through January 2, 2007)	1,418.30	1,418.30	1,418.30

December 2006 – January 2007	Page 7

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Performance of the S&P 500 Index relative to a Hypothetical Index Range

The following graph shows the daily intraday high and low values and closing values of the Index over the past year and a half relative to a hypothetical Index Range assuming a hypothetical Initial Index Value based on the value of the Index on the first day of such period and a hypothetical Index Range of any value of the Index that is greater than or equal to the hypothetical Initial Index Value times 82% and less than or equal to the hypothetical Initial Index Value times 118%. We obtained the information in the graph from Bloomberg Financial Markets, without independent verification.

December 2006 – January 2007	Page 8

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

Risk Factors

The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the Notes. For a complete list of risk factors, please see the accompanying preliminary pricing supplement, prospectus supplement and the accompanying prospectus.

Structure Specific Risk Factors

■	The Notes do not pay interest. Because the Supplemental Redemption Amount may equal zero, the return on an investment in the Notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a Supplemental Redemption Amount, if any, based on whether the value of the Index remains within the Index Range throughout the Observation Period and on the closing value of the Index at maturity.

■	No guarantee of Supplemental Redemption Amount. If at any time on any day during the Observation Period the value of the Index is outside the Index Range, no Supplemental Redemption Amount will be paid and investors will receive only the principal amount of their investment at maturity.

■	Appreciation potential is limited. The appreciation potential of the Notes is limited by the Index Range to a maximum payment at maturity of $11.80 to $12.00, or 118% to 120% of the Stated Principal Amount. In no event will the Supplemental Redemption Amount exceed $1.80-$2.00 because if the Final Index Value is less than 80%-82% or greater than 118%-120% of the Initial Index Value, the Index will have moved outside the Index Range and your Supplemental Redemption Amount will equal $0.

■	Market value of Notes may decline. If at any time on any day during the Observation Period the value of the Index is outside the Index Range, the market value of the Notes will decline below the Stated Principal Amount and will no longer be linked to the value of the Index. If you try to sell your Notes on the secondary market prior to maturity in these circumstances, you will receive less than the Stated Principal Amount.

Index Specific Risks Factors

■	Adjustments to the Index could adversely affect the value of the Notes. The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time. In these circumstances, the Calculation Agent will have the sole discretion to substitute a successor index that is comparable to the discontinued Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.

Secondary Market Specific Risk Factors

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value, volatility and dividend yield of the Index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the Issuer.

December 2006 – January 2007	Page 9

Protected Absolute Return Barrier Notes Based on the Value of the S&P 500® Index

■	Secondary trading may be limited. Though application will be made to list the Notes on the American Stock Exchange, it is not possible to predict whether the Notes will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires.

■	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the Notes.

■	Hedging and trading activity could potentially affect the value of the Notes. We expect that MS & Co. and other affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the stocks underlying the Index as well as in other instruments related to the Index. Any of these hedging or trading activities during the term of the Notes could potentially affect the value of the Index, whether it is outside the Index Range at any time and, accordingly, the amount of cash investors will receive at maturity. Additionally, such hedging or trading activities could potentially affect the Final Index Value and, accordingly, the amount of cash investors will receive at maturity.

Other Risk Factors

■	Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

■	Not equivalent to investing in the Index. Investing in the Notes is not equivalent to investing in the Index or its component stocks. Investors in the Notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that comprise the Index.

■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

■	The Notes will be treated as “contingent payment debt instruments”. You should read the discussion herein and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield of the notes even though no stated interest will be paid on the Notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.

December 2006 – January 2007	Page 10